SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

ML Macadamia Orchards, L.P.

(NAME OF ISSUER)

Class A Units

(TITLE OF CLASS OF SECURITIES)

55307U107

(CUSIP NUMBER)

JAN H. LOEB
LEAP TIDE CAPITAL MANAGEMENT, INC.
10451 Mill Run Circle, Suite 400
Owings Mills, Maryland 21117
(410) 654-3315

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

November 2, 2010

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF  THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE  ACQUISITION  WHICH  IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX /X/.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO 55307U107

(1)	NAME OF REPORTING PERSON

LEAP TIDE CAPITAL MANAGEMENT, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

475,608
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		475,608
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.34%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13D

CUSIP NO 55307U107

(1)	NAME OF REPORTING PERSON

Jan Loeb

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7	SOLE VOTING POWER

475,608
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		475,608
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.34%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1.	SECURITY AND ISSUER.

This statement related to the Class A Units (“Units”) of ML Macadamia Orchards, L.P. (the “Partnership”), which has its principal office at 26-238 Hawaii Belt Road, Hilo, Hawaii 96720

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	This statement is being filed by (i) Leap Tide Capital Management, Inc. and (ii) Jan Loeb. Collectively, these entities are referred to as the “Reporting Persons.”

(b)	The principal address of the Reporting Persons is 10451 Mill Run Circle, Suite 400, Owings Mills, Maryland 21117.

(c)	Jan Loeb is the President of Leap Tide Capital Management, Inc. and a member of its board of directors. Mr. Loeb’s business address is 10451 Mill Run Circle, Owings Mills, MD 21117.

(d)	During the last five years, Mr. Loeb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Loeb was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Leap Tide Capital Management, Inc. was organized under the laws of the State of Delaware, and Jan Loeb is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Units purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase cost of the Units owned in the aggregate by the Reporting Persons is approximately $2,412,196, including brokerage commissions.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have purchased the Units for investment purposes. The Reporting Persons are in discussions with the Board of Directors of ML Resources, Inc. (the “General Partner”) regarding the independence and composition of the Board. The Reporting Persons do not have present plans or proposals at this time which relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Partnership on a continuing basis.  Depending on various factors including, without limitation, the Partnership’s financial position and investment strategy, the price levels of the Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Partnership as they deem appropriate including, without limitation, additional communications with the Board of the General Partner, engaging in discussions with third parties about the Partnership and the Reporting Persons’ investment, making proposals to the Partnership, purchasing additional Units, selling some or all of their Units, engaging in short selling of or any hedging or similar transaction with respect to the Units, or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)
The Reporting Persons beneficially own 475,608 Units of the Partnership.  Based on the number of units reported as outstanding in ML Macadamia Orchards LP’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2010, this represents 6.34% of the outstanding Units.

(b)	The number of Units as to which Leap Tide Capital Management, Inc. has:

(i)	sole power to vote or to direct the vote: 475,608

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose of or to direct the disposition of:475,608

(iv)	shared power to dispose of or to direct the disposition of: 0

The number of Units as to which Jan Loeb has:

(i)	sole power to vote or to direct the vote: 475,608

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose of or to direct the disposition of:475,608

(iv)	shared power to dispose of or to direct the disposition of: 0

(c)	Units purchased since the filing of Schedule 13G dated 10/12/10:

Units	Price	Date
5,000	2.57	10/12/10
5,000	2.62	10/13/10
10,000	2.62	10/15/10
10,010	2.63	10/18/10
16,000	2.63	10/19/10
4,000	2.65	10/20/10
300	2.63	10/22/10
10,000	2.73	10/27/10

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITHRESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Units.

ITEM  7.    MATERIALS  TO  BE  FILED  AS  EXHIBITS.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of November 9, 2010, by and between Jan Loeb and Leap Tide Capital Management, Inc.

SIGNATURE

AFTER  REASONABLE  INQUIRY  AND  TO  THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY  THAT  THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  November 9, 2010

LEAP TIDE CAPITAL MANAGEMENT, INC., A Delaware Corporation

/s/ Jan Loeb
By: Jan Loeb Its: President

/s/ Jan Loeb
Jan Loeb